March 20, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
Mail Stop 4561
100 F STREET, NE
WASHINGTON, D.C. 20549-6010
Attn: Stacie Gorman

Re:     Jesup & Lamont, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 5, 2009
File No. 001-31292

Dear Ms. Gorman:

This letter responds to the Staff’s comment letter dated March 17, 2009 regarding the above-referenced proxy statement filed by Jesup & Lamont, Inc. (“Jesup”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.

Compensation of Directors and Officers and Related Matters

1.
We note that you have provided disclosure for the fiscal years ended December 31, 2007 and 2006; however, you have not provided disclosure for the fiscal year ended December 31, 2008. Please revise to provide the disclosure required by Item 8 of Schedule 14A and Item 402 of Regulation S-K for the fiscal year ended December 31, 2008.

We have included in the Summary Compensation table disclosure of compensation earned, in all capacities, during the fiscal year ended December 31, 2008 by (i) our principal executive officer, and (ii) executive officers other than the principal executive officer whose salaries for the 2008 and 2007 fiscal years as determined by Regulation S-K, Item 402, exceeded $100,000.  In addition, we have updated the Outstanding Equity Awards At Fiscal Year-End table to include equity awards outstanding at December 31, 2008.  Further, we have included in the Director Compensation table disclosure of the compensation paid to members of our Board of Directors during the fiscal year ended December 31, 2008.

Proposal No. 6

Approval of a Compensation Plan

2.           It is not clear why you have not provided the material terms to the compensation plan subject to this proposal. Please revise to ensure this proposal complies ‘with the disclosure requirements in Item 10 of Schedule 14A. For example only, we note that you have not included disclosure regarding the total number of shares to be issued under the plan, the class of persons eligible to participate in the plan, the approximate number of people in each class, and basis for participation.

We have revised Proposal No. 6 to include that up to an aggregate of 10,000,000 shares of our common stock may be issued under the compensation plan to certain of our employees or consultants in lieu of cash compensation.  We have also included that employees or consultants may be given the option to elect to receive up to 50% of the compensation for the coming quarter in shares of our common stock instead of cash.  We have provided that the shares would be issued at the end of each month over the applicable quarter, at a discount of 10% to the prevailing market price of the common stock at the time of issuance, based on the average closing price of the common stock on the first five of the last eight applicable trading days of each month.  Further, we have disclosed that approximately 176 persons are currently eligible to participate in the plan.  Jesup intends to file a Registration Statement on Form S-8 to cover these shares.

Please direct any questions to Stephen Zelnick at (212) 838-8040, or the undersigned at (212) 838-3317.

Sincerely,

/s/ Quyen Luu